6/14

05008972

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	**Millepede International Limited**
***CURRENT ADDRESS**	**219-221 York Street** **Subiaco Western Australia 6008**
****FORMER NAME**	
****NEW ADDRESS**	

FILE NO. **82-** 34887 **FISCAL YEAR** **2003** 6-30-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

PROCESSED
JUN 1 5 2005
THOMSON
FINANCIAL

OICF / BY: S. Min

DATE:06/15/05

millepede

MILLEPEDE INTERNATIONAL LIMITED

ABN 84 095 821 971

ANNUAL REPORT 2003

CORPORATE DIRECTORY

Directors

Vincent de Villers	-	Managing Director
John Butterworth	-	Marketing Director
Blair Sergeant	-	Non-Executive Director
Raymond Badnall	-	Non-Executive Director
Glenn Tetley	-	Non-Executive Director

Company Secretary
Blair Sergeant

Registered Office
219–221 York Street
SUBIACO Western Australia 6008

Tel: (08) 9382 1311
Fax: (08) 9382 1322

Solicitor
Blakiston & Crabb
1202 Hay Street
WEST PERTH Western Australia 6005

Share Registry
Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St George's Terrace
PERTH Western Australia 6000

Tel: (08) 9323 2000
Fax: (08) 9323 2033

Patent Attorney
Wray & Associates
Suite 6, Business Centre
2A Brodie Hall Drive
Technology Park
BENTLEY Western Australia 6102

Auditor
Stanton Partners
Level 1, 1 Havelock Street
WEST PERTH Western Australia 6005

CONTENTS

MANAGING DIRECTOR'S REVIEW

Millepede International Limited's successes over the past year have been numerous.

The addition of two highly respected members to the Board has proven to be a significant vote of confidence in the Mille-Tie's commercial potential.

Ray Badnall and Glenn Tetley bring corporate respectability both in terms of specific telecoms industry knowledge of the highest level, as well as financial market kudos.

The acquisition by the Company of additional equity in Millepede's European licensee has meant that Millepede's shareholders will be better placed to enjoy any future dividends that may accrue as a result of the sales developing on the back of the Company's successful global marketing campaign. The agreement to increase the Company's position in the US licensee provides similar upside in the event of any future dividend streams.

The co-labelling agreements signed have massively increased Millepede's global sales presence as a result of accessing the sales infrastructures of these larger organisations. The pull through effect on demand of the Mille-Tie is beginning as the Company enters into the repeat order phase of its sales cycle.

The past two years have focussed on marketing the Mille-Tie. The endorsements by companies such as British Telecom, Unisys, Emtelle as well as of course Erico and Krone suggest we have created a strong platform upon which to develop strong sales revenue.

The Mille-Tie's global acceptance as a data-communications product has been built on very limited funds by multi national corporate standards and yet the Mille-Tie is now being purchased by major companies all over the world. Our small West Australian company is now competing head to head with major global companies and gaining market share. Millepede's recent private placement, raising $1.9 million allows Millepede to apply the same winning formula to this year's sales drive as it has to the past two years' marketing phase.

We know the cable tie market is enormous and we believe we have positioned the Mille-Tie to capture an important sector, data-communications. The benefits will quickly become clear to numerous other end users as the geometric growth of sales puts the Mille-Tie into more and more hands.

The new heavy-duty tie, already being purchased by existing distributors, promises new markets and greater revenues. The recent notice of an initial substantial shareholder filed by Acorn Capital Limited is a sign of Millepede's wider appeal to the market. The Board is determined to take the Company to the next growth stage this year, thereby attracting investment from a yet wider and even more significant investor base.

Having proven its ability to sign major partnership agreements, Millepede's ultimate goal this financial year is to attract investment from the global tie manufacturers as the Millepede opportunity becomes clearer to them. Strong patents, powerful branding, global distributor base and most important of all, significant growth potential.

The Mille-Tie's sales success this financial year will be based upon its already proven benefits, the cheapest plenum rated tie in the US, conforming to ISO 14001 standards (British Telecom), its reusability and flexibility.

Mr V de Villers
Managing Director

The governance of the Company rests ultimately with its Board of Directors. The Board recognises the requirement to maintain standards of accountability and best practice in corporate governance, and aims to achieve this objective through the strategies and controls put in place throughout the organisation.

Specific areas of corporate governance are dealt with below.

Board of Directors

The primary role of the Board is to protect and enhance shareholder value in Millepede International. In order to fulfill this role, it assumes responsibility for overseeing the Company's affairs, including its strategic direction, financial management and implementation of systems and procedures.

The Board is made up of two executive Directors and three non-executive Directors. This composition is considered appropriate given the Company's present size and stage of development, but is regularly reviewed to ensure its adequacy. The objective is to achieve an appropriate blend of management skill, technical expertise and independence to meet the challenges of the Company's business.

Remuneration of non-executive Directors is reviewed by the Board as a whole with appropriate limits having been set by shareholders. The non-executive Board members are responsible for reviewing the remuneration of the Managing Director and other senior executives.

There are presently no sub-committees of the Board.

Risk Management

The Company has established a sound platform from which to offset or mitigate potential significant risks which may impact adversely on its operations and activities.

Such risk management includes the Company's commitment to provide a safe and healthy working environment for all staff, an internal control framework designed to comprehensively monitor all significant operational functions, and the establishment of appropriate insurances to protect the Company's financial assets.

Ethics

Whilst the Company does not have a formal code of ethics or conduct, it does encourage all officers to preserve high standards of conduct in every area of the Company's activities, in order to enhance the reputation and performance of the organisation.

Shareholders

It is the intention of the Board that all shareholders be kept informed of major developments affecting their shareholding and the Company's state of affairs.

Information is communicated to shareholders through the Company's annual report (unless a shareholder has specifically requested not to receive the document), which includes relevant information about the Company's activities during the year, its financial position and other disclosures as required by the Corporations Act 2001. All shareholders are encouraged to attend the Company's Annual General Meeting where they can meet the Board and receive the most recent news on the Company's activities.

In addition, the Company complies with the continuous disclosure requirements of the Australian Stock Exchange, ensuring that the market is kept informed at all times.

External Auditors

The Board is responsible for reviewing the adequacy of the scope and quality of the annual statutory audit and half year review. It is also responsible for the nomination of external auditors. The Board reviews the performance of the external auditors on an annual basis and meets with them as appropriate during the year. The external auditors were appointed in 2000/01.

The Directors present their report together with the financial report of Millepede International Limited (the "Company") and the consolidated report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2003 and the auditor's report thereon.

Directors

The directors of the Company at any time during or since the end of the financial year are:

Vincent de Villers

Managing Director - appointed 17 May 2001

Mr de Villers is a graduate of the London University and has considerable operational and corporate experience in the plastics industry and in particular biodegradable plastics in 1993. Mr de Villers founded the Company to develop the product and has been working on the project ever since. Mr de Villers takes specific responsibility for global co-ordination and new projects and is based in Australia.

John Butterworth

Marketing Director - appointed 17 May 2001

After starting his career in retail management spending five years with Kimberly Clark, Mr Butterworth joined Cussons for twelve years, becoming Sales and Marketing Director of their Chinese operations.

He then joined WD40 and was responsible for International Business Development, specifically the launching of their product into new geographic markets, such as Eastern Europe. Mr Butterworth left WD40 in 1998 and launched a new maintenance spray in Eastern Europe and a new suncare range in the UK now being sold in Boots and Asda. Mr Butterworth brings a wealth of commercial and marketing experience to Millepede and is based in England.

Blair Sergeant

Director - appointed 13 December 2002.

Mr Sergeant graduated with a Bachelor of Business and a Post Graduate Diploma in Corporate Administration, both from Curtin University, WA. He is a member of the Chartered Institute of Company Secretaries and an Associate of the Australian Society of Certified Practicing Accountants. Mr Sergeant is currently Non-Executive Director or Company Secretary to a number of ASX listed and non-listed companies, and a partner with boutique accounting firm, Anthony Ho & Associates.

Raymond Badnall

Director – appointed 19 May 2003.

Mr Badnall is one of the most highly respected and experienced senior executives in the Australian telecommunications industry. Mr Badnall spent the last 4 years as Director – Network Operations of SingTel Optus (Australia) having been headhunted by the then Cable & Wireless Optus from Telstra Corporation Limited, where Mr Badnall held numerous senior positions spanning 11 years.

In Mr Badnall's previous position with SingTel Optus as Director - Network Operations, he was responsible for over 1,400 staff and a cost centre of up to $300m. His role included high-level negotiation of vendor contracts and tendering with global vendors such as IBM, HP, Fujitsu, various utilities, contractors, etc. In addition, Mr Badnall played a significant role in the technological negotiations of SingTel Limited's acquisition of Optus, following which Mr Badnall was appointed Director of SingTel Optus (Australia).

Glenn Tetley

Director – appointed 16 June 2003.

After gaining a Bachelor of Economics from Sydney University, Mr Tetley worked for over 30 years in the investment field. Initially employed by the Bank of NSW (now Westpac) in the investment research area, Mr Tetley moved into the area of funds management employers such as MGICA (a listed mortgage insurer which became an AMP subsidiary), Bankers Trust and Morgan Grenfell.

Since July 1987, Mr Tetley has been involved in financial journalism, most recently through Huntley's Smaller Companies Guide. In later years he has provided seed capital for a number of smaller companies. In this role, he is currently Chairman and major shareholder of MXL Ltd, an ASX listed software group. He has become increasingly interested in ASX listed small "cap" companies where above average growth can be consistently achieved over a medium term of 5 years by those companies which are properly structured, well run, have a niche market or unique product advantage.

John Nemcovsky

Non-Executive Director – appointed 17 May 2001; resigned 22 September 2003.

Kevin Judge

Former Director – appointed 1 June 2001; resigned 13 December 2002.

Norman Lee Brown

Former Director – appointed 17 May 2001; resigned 4 July 2002.

Directors' Meetings

The number of Directors' meetings and the number of meetings attended by each of the directors of the Company for the time the director held office during the financial year are:

	Meetings	
Director	Held	Attended
Mr V de Villers	3	3
Mr J Butterworth	3	3
Mr B Sergeant	3	3
Mr R Badnall	1	1
Mr G Tetley	0	0
Mr J Nemcovsky	3	3
Mr K Judge	0	0
Mr N Lee Brown	0	0

Principal Activity

The principal activity of the consolidated entity during the year was the development of the continuous injection modelling technology and the production and marketing of the Mille-Tie product.

Results

The result of the consolidated entity for the financial year ended 30 June 2003 was a loss of $1,412,606 (2002: $2,362,732).

State of Affairs

During the financial year the Company increased its level of ownership in Millepede Marketing Ltd (UK) ("MMUK") from 71.43% to 97% through its participation in a rights issue of shares in MMUK. The acquisition of the additional shares was effected through the capitalization of loans previously advanced to MMUK, consistent with the Company's overall corporate strategy of increasing its interest in marketing companies based in both the USA and the UK.

Review of operations

The Company has made significant progress over the last financial year. Consolidated gross revenues from the "sale of goods" rose by 86% compared to last year, while consolidated revenue from "ordinary activities" rose by 22%. The overall operating loss of $1,412,606 represents a reduction of 41% on the previous year.

Significant operational milestones achieved during the last financial year are as follows:

- Co-labelling agreement with the Krone Group who are a major global supplier of copper and fibre-optic cabling systems for telecommunications and data networks with sales and operations covering 140 countries.

- The Company's patented Mille-Tie has been passed by the US Underwriter's Laboratory, as a Wire Positioning Device "suitable for air handling spaces", having passed UL1565, Wiring Position Device, and conforming to UL 2043 Smoke & Heat Release Test and UL94HB flammability.

- The Company entered into a co-labelling agreement with the American-based company ERICO, which has a worldwide network of offices and manufacturing facilities in over 24 countries and has more than 1,600 employees. ERICO are offering an exclusive Yellow version available in two formats, LSOH (Low Smoke Zero HALOGEN) and Plenum.

- Combined sales of the US and UK marketing companies exceeded 1 million units in a month for the first time.

- British Telecom and UNISYS confirmed that they had chosen to use the Millepede Mille-Tie as standard on Category 6 systems offered to their customers.



- The Company increased its ownership in the UK subsidiary to 97% and reached agreement with the major shareholders of the US operation to acquire their interests, taking the Company's holding to approximately 94%.

- The Company appointed Mr Ray Badnall as Non-Executive Chairman and Mr Glenn Tetley as Non-Executive Director.

Dividends

The directors do not recommend the payment of a dividend and no amount has been paid or cleared by way of a dividend to the date of this report.

Environmental regulations

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. However, the Board believes that the consolidated entity has adequate systems in place for the management of its environmental regulations and is not aware of any breach of those environmental requirements as they apply to the consolidated entity.

Likely developments

The consolidated entity will continue to develop and market its technologies.

Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would likely to result in unreasonable prejudice to the consolidated entity.

Directors' interests

The relevant interest of each director in the Company's shares and options at the date of this report is as follows:

DIRECTOR	SHARES	OPTIONS
Mr V de Villers	34,766,667	17,500,000
Mr J Butterworth	-	678,920
Mr B Sergeant	-	-
Mr R Badnall	-	-
Mr G Tetley	-	250,000

Millepede Holdings Ltd is the majority shareholder of Millepede International Ltd, with a 50.6% interest. One of the directors of the Company, Mr V de Villers, has a relevant interest of approximately 19.8% in Millepede Holdings Ltd via shareholdings by entities under his control.

Directors' and Senior Executives' Emoluments

The Board as a whole is responsible for considering remuneration policies and packages applicable both to Board members and senior executives of the Company. Broadly, the Company's remuneration policy is to ensure that any remuneration package properly reflects the person's duties and responsibilities and that it is competitive in attracting, retaining and motivating people of the highest quality.

Details of the nature and amount of each major element of the emoluments of each director and named officer of the Company and the consolidated entity are:

	Base emolument $	Super contributions $	Total $
Mr J Butterworth	101,850	-	101,850
Mr V de Villiers	100,000	9,000	109,000
Mr B Sergeant	6,000	-	6,000
Mr R Badnall	3,333	300	3,633
Mr J Nemcovsky	36,667	-	36,667
Mr K Judge	12,500	-	12,500

Options

At the date of this report, unissued ordinary shares of the Company under option are:

Expiry Date	Exercise Price	Number of Shares
31 December 2005	20 cents	56,644,337

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.



Insurance and Indemnification of Directors

Indemnification

The consolidated entity proposes to enter into a deed of indemnity and access with each of its directors and the Company Secretary.

Under the Deeds the Company proposes to indemnify each officer to the extent permitted by the Corporations Act against any liability as a result of the officer acting as an officer of the Company. The Company is required under the Deeds to maintain insurance policies for the benefit of the relevant officer for the term of the appointment and for a year of seven years after retirement or resignation.

Insurance

As at the date of this report no insurance policies have been entered into.

Events Subsequent to Balance Date

Other than the events set out in Note 28 to the financial statements, there has not arisen in the interval between the end of the financial year and the date of this report any matter or circumstance that in the opinion of the directors of the consolidated entity has significantly or may significantly affect the operations of the consolidated entity, the results of those operations of the state of affairs of the consolidated entity in subsequent financial years.

Signed in accordance with a resolution of the Directors:

Mr V de Villers
Director

Dated: 30 September 2003

DIRECTORS' DECLARATION

In the opinion of the Directors of Millepede International Limited:

(a) the financial statements and notes, set out on pages 10 to 26 are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2003 and of their performance, as represented by their operations and their cashflows, for the year ended on that date; and
  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors:

Mr V de Villers
Director

Date: 30 September 2003

STATEMENTS OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

	NOTE	CONSOLIDATED 2003 $	CONSOLIDATED 2002 $	COMPANY 2003 $	COMPANY 2002 $
Sale of goods revenue	2	206,272	111,068	-	-
Other revenues from ordinary activities	2	63,690	108,861	64,885	108,914
Total revenue from ordinary activities		269,962	219,929	64,885	108,914
Changes in inventories of finished goods		(133,062)	(72,940)	-	-
Depreciation and amortisation expenses		(158,676)	(119,957)	(81,362)	(69,687)
Employee expenses		(772,164)	(879,939)	(305,576)	(307,431)
Advertising and marketing expenses		(137,473)	(317,048)	(300,786)	(252,246)
Consultants expenses		(247,085)	(225,107)	(160,879)	(182,851)
Occupancy expenses		(84,780)	(60,890)	(23,469)	(33,697)
Write-off of intangible asset		-	(495,727)	-	-
Provision for diminution in investment		-	(192,567)	(1,790,868)	(192,567)
(Provision)/Reversal of provision for non-recoverability of inter-company loans		-	-	871,076	(1,112,151)
Other expenses from ordinary activities		(142,085)	(164,317)	(48,179)	(44,387)
Loss from ordinary activities before related income tax	3	(1,405,363)	(2,308,563)	(1,775,158)	(2,086,103)
Income tax benefit relating to ordinary activities	5	-	-	-	-
Loss from ordinary activities after related income tax benefit		(1,405,363)	(2,308,563)	(1,775,158)	(2,086,103)
Net amount attributable to outside equity interest	19	(7,243)	(54,169)	-	-
Loss attributable to members of the parent entity	18	(1,412,606)	(2,362,732)	(1,775,158)	(2,086,103)
Basic earnings per share Ordinary shares	21	(2.07 cents)	(3.65 cents)		

The Company's potential ordinary shares are not considered dilutive and accordingly basic loss per share is the same as diluted loss per share.

The statements of financial performance are to be read in conjunction with the notes to the financial statements.

STATEMENTS OF FINANCIAL POSITION

AS AT 30 JUNE 2003

	NOTE	CONSOLIDATED 2003 $	CONSOLIDATED 2002 $	COMPANY 2003 $	COMPANY 2002 $
CURRENT ASSETS					
Cash assets	6	761,192	2,104,737	728,258	2,098,975
Receivables	7	96,101	80,714	6,854	10,827
Inventories	8	47,138	57,246	-	-
Other	9	1,463	12,477	-	12,477
Total Current Assets		905,894	2,255,174	735,112	2,122,279
NON CURRENT ASSETS					
Receivables	7	-	-	-	-
Plant and equipment	10	166,189	218,098	20,748	-
Intangible assets	11	250,835	320,633	250,835	320,633
Other financial assets	12	-	-	240,435	484,500
Total Non Current Assets		417,024	538,731	512,018	805,133
TOTAL ASSETS		1,322,918	2,793,905	1,247,130	2,927,412
CURRENT LIABILITIES					
Payables	13	150,572	214,944	114,200	46,946
Interest bearing liabilities	14	14,661	8,278	5,552	-
Provisions	15	15,174	29,781	15,174	7,051
Total Current Liabilities		180,407	253,003	134,926	53,997
NON CURRENT LIABILITIES					
Interest bearing liabilities	14	28,364	21,392	13,947	-
Total Non Current Liabilities		28,364	21,392	13,947	-
TOTAL LIABILITIES		208,771	274,395	148,873	53,997
NET ASSETS		**1,114,147**	**2,519,510**	**1,098,257**	**2,873,415**
EQUITY					
Contributed equity	16	4,701,318	4,701,318	4,701,318	4,701,318
Reserves	17	274,731	274,731	274,731	274,731
Accumulated losses	18	(3,869,145)	(2,456,539)	(3,877,792)	(2,102,634)
TOTAL PARENT ENTITY INTEREST		**1,106,904**	**2,519,510**	**1,098,257**	**2,873,415**
Outside equity interests	19	7,243	-	-	-
TOTAL EQUITY		**1,114,147**	**2,519,510**	**1,098,257**	**2,873,415**

The statements of financial position are to be read in conjunction with the notes to the financial statements.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

	NOTE	CONSOLIDATED 2003 $	CONSOLIDATED 2002 $	COMPANY 2003 $	COMPANY 2002 $
Cash flows from operating activities					
Cash receipts in the course of operations		270,018	208,910	-	87
Cash payments in the course of operations		(1,645,679)	(1,935,119)	(766,654)	(790,655)
Interest received		65,946	101,751	65,946	101,751
Net cash used in operating activities	27(b)	(1,309,715)	(1,624,458)	(700,708)	(688,817)
Cash flows from investing activities					
Payments for investments		-	(192,567)	-	(192,567)
Payments for intellectual property		(17,569)	(73,719)	(17,569)	(73,719)
Loans to controlled entities		-	-	(646,618)	(948,884)
Payments for plant and equipment		(30,637)	(78,824)	(25,322)	-
Proceeds from sale of plant and equipment		1,021	-	-	-
Net cash used in investing activities		(47,185)	(345,110)	(689,509)	(1,215,170)
Cash flows from financing activities					
Proceeds from issue of shares and options		-	4,344,221	-	4,344,221
Transaction costs for the issue of shares		-	(347,862)	-	(347,862)
Proceeds from borrowings		26,945	28,942	23,750	-
Repayment of borrowings		(13,590)	-	(4,250)	-
Net cash provided by financing activities		13,355	4,025,301	19,500	3,996,359
Net increase/(decrease) in cash held		**(1,343,545)**	**2,055,733**	**(1,370,717)**	**2,092,372**
Cash at the beginning of the financial year		2,104,737	49,004	2,098,975	6,603
Cash at the end of the financial year	27(a)	**761,192**	**2,104,737**	**728,258**	**2,098,975**

The statements of cash flows are to be read in conjunction with the notes to the financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of these financial statements are:

a) Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with Australian Accounting standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the accrual basis and on the basis of historical costs and does not take into account changing money values or, except where stated, current valuations of assets.

The accounting policies have been consistently applied unless otherwise stated.

b) Principles of consolidation

Controlled entities

The financial statements of the controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Transactions eliminated on consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions between controlled entities are eliminated in full on consolidation.

c) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).
Rendering of services

Revenue from rendering of services is recognised in proportion to the stage of completion of the contract when the stage of contract completion can be reliably measured. The stage of completion is assessed by reference to surveys of work performed.

Interest revenue

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

d) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.
Cashflows are included in the statement of cash flows on a gross basis. The GST components of cashflows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cashflows.

e) Foreign currency

Transactions
Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rate of exchange ruling on that date.

Translation of controlled foreign entities
The assets and liabilities of foreign operations, including associates and joint venturers, that are self-sustaining are translated at the rates of exchange ruling at balance date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

The assets and liabilities for foreign operations, including associates and joint venturers, that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items are translated at exchange rates current when the transaction occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of is transferred to retained earnings in the year of disposal.

f) Taxation
The Company adopts the liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different years for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits which include tax losses are only brought to account when their realisation is virtually certain.

g) Goodwill
Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase consideration plus incidental costs exceeds the fair value of the identifiable net assets acquired. Both purchased goodwill and goodwill on consolidation are amortised on a straight line basis over a period of 10 years. The balances are reviewed annually to determine the appropriateness of the carrying values.

h) Investments

Controlled entities
Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

i) Receivables
The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

Trade debtors
Trade debtors are settled within 60 days and are carried at amounts due.

j) Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting year in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

k) Leased assets

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Operating leases

Payments made under operating leases are expensed on a straight line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.

l) Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received. Trade accounts payable are normally settled within 30 days.

m) Acquisition of assets

All assets acquired included property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued at consideration, their market price at the date of acquisition is used as fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

n) Depreciation and amortisation

All assets, including intangibles, have limited useful lives and are depreciated/amortised using the straight line method over their estimated useful lives, at the following rates:

Plant and equipment	10% - 33%
Intangibles	10% - 20%

o) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost includes direct materials, direct labour, other direct variable costs and allocated production overheads necessary to bring inventories to present location and condition, based on normal operating capacity of the production facilities.

p) Employee entitlements

The provisions for employee entitlements to wage, salaries and annual leave represent present obligations resulting from employees' services provided up to balance date, calculated at nominal amounts based on remuneration wage and salary rates that the consolidated entity expects to pay.

q) Patents and Trademarks

Patents and trademarks are brought to account at cost.

The cost of patents and trademarks are amortised over the year in which the related benefits are expected to be realised.

	CONSOLIDATED		COMPANY	
	2003	2002	2003	2002
	$	$	$	$
2. REVENUE FROM ORDINARY ACTIVITIES				
Sale of goods revenue	206,272	111,068	-	53
Other revenue				
Interest income	62,669	108,861	62,669	108,861
Gross proceeds from sale of non-current assets	1,021	-	-	-
Royalty income	-	-	2,216	-
Total revenue from ordinary activities	269,962	219,929	64,885	108,914

3. LOSS FROM ORDINARY ACTIVITIES

(a) The operating loss before income tax benefit has been arrived at after charging the following items:

	CONSOLIDATED 2003 $	CONSOLIDATED 2002 $	COMPANY 2003 $	COMPANY 2002 $
Depreciation of:				
Plant and equipment	81,888	50,271	4,574	-
Amortisation of:				
Patents, trademarks	76,788	69,687	76,788	69,687
Total depreciation and amortisation	158,676	119,958	81,362	69,687
Goodwill on consolidation written off	-	495,727	-	-
Provision for diminution in investments	-	192,567	1,790,867	192,567
Provision/(reversal of provision) for non-recoverability of inter-company loans	-	-	(871,076)	1,112,151
Operating lease rental expense	30,728	32,083	18,107	29,958
Net foreign exchange loss	793	534	-	-
Provision for employee entitlements	(14,607)	29,502	8,123	7
Net gain on disposal of non-current assets	176	-	-	-

4. AUDITOR'S REMUNERATION

	CONSOLIDATED 2003 $	CONSOLIDATED 2002 $	COMPANY 2003 $	COMPANY 2002 $
Amounts received or due and receivable by the auditor for:				
Auditing the accounts				
• Stanton Partners	8,983	10,541	8,983	10,541
• Other auditors	6,756	10,885	-	-
Other services				
• Stanton Partners	1,200	-	1,200	-
• Other auditors	-	-	-	-
	16,939	21,426	10,183	10,541

	CONSOLIDATED		COMPANY	
	2003	2002	2003	2002
	$	$	$	$
5. TAXATION				
(a) Income tax benefit				
Prima facie income tax benefit calculated at 30% (2002:30%) on the loss from ordinary activities after adjustment for outside equity interest	421,609	692,569	532,547	625,831
Decrease in income tax benefit due to:				
• non deductible expenses	(12,159)	(13,526)	(12,079)	(4,661)
• amortisation of technology acquisition, and patent costs	(23,036)	(20,906)	(23,036)	(20,906)
• provision for diminution in investments	-	(57,770)	(537,260)	(57,770)
• provision for non-recoverability of inter-company loans	-	-	261,323	(333,646)
Future income tax benefit not brought to account	(386,414)	(600,367)	(221,495)	(208,848)
Income tax benefit attributable to loss	-	-	-	-

Estimated future income tax benefits attributable to tax losses carried forward (calculated at the rate of 30%) amounting to approximately $420,000 (2002: $200,000) have not been recognised as an asset because recovery of tax losses is not virtually certain.

The potential future income tax benefit will only be obtained if:

(i) the Company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised;
(ii) the Company continues to comply with the conditions for deductibility imposed by the law; and
(iii) no changes in tax legislation adversely affect the Company in realising the benefit.

	CONSOLIDATED 2003	CONSOLIDATED 2002	COMPANY 2003	COMPANY 2002
6. CASH ASSETS				
Cash at bank and on hand	63,829	305,156	30,895	299,394
Bank short term deposits	697,363	1,799,581	697,363	1,799,581
	761,192	2,104,737	728,258	2,098,975

The bank short term deposits mature within 30 days and pay interest at an interest rate of 4.76% (2002: 4.65%) at 30 June 2003.

	CONSOLIDATED 2003	CONSOLIDATED 2002	COMPANY 2003	COMPANY 2002
7. RECEIVABLES				
Current				
Trade debtors	60,389	33,787	-	759
Other debtors	35,712	44,275	6,854	7,416
Deposits and bonds	-	2,652	-	2,652
	96,101	80,714	6,854	10,827
Non-Current				
Loans to controlled entities	-	-	239,690	1,112,151
Less: provision for non-recoverability	-	-	(239,690)	(1,112,151)
	-	-	-	-

	CONSOLIDATED		COMPANY	
	2003	2002	2003	2002
	$	$	$	$
8. INVENTORY				
Finished goods on hand, at cost	47,138	57,246	-	-
9. OTHER CURRENT ASSETS				
Prepayments	1,463	12,477	-	12,477
10. PLANT AND EQUIPMENT				
Plant and equipment, at cost	343,429	269,883	25,322	-
Less: Accumulated depreciation	(177,240)	(51,785)	(4,574)	-
	166,189	218,098	20,748	-

Reconciliation

A reconciliation of the carrying amount for each class of plant and equipment is set out below:

	CONSOLIDATED 2003 $	CONSOLIDATED 2002 $	COMPANY 2003 $	COMPANY 2002 $
Plant and equipment				
Balance at beginning of year	218,098	189,545	-	-
Additions	30,823	78,824	25,322	-
Disposals	(844)	-	-	-
Depreciation	(81,888)	(50,271)	(4,574)	-
Balance at end of year	166,189	218,098	20,748	-
11. INTANGIBLE ASSETS				
Intellectual Property	302,813	302,813	302,813	302,813
Less: Accumulated amortisation	(127,596)	(67,034)	(127,596)	(67,034)
	175,217	235,779	175,217	235,779
Patents and Trademarks	80,781	73,791	80,781	73,791
Less: Accumulated amortisation	(25,350)	(9,124)	(25,350)	(9,124)
	55,431	64,667	55,431	64,667
Royalties	20,187	20,187	20,187	20,187
Goodwill	501,081	501,081	-	-
Less: Accumulated amortisation	(5,354)	(5,354)	-	-
Less: Goodwill written off	(495,727)	(495,727)	-	-
	-	-	-	-
Total intangible assets net book value	250,835	320,633	250,835	320,633

	CONSOLIDATED		COMPANY	
	2003	2002	2003	2002
	$	$	$	$

12. OTHER FINANCIAL ASSETS

Investments in controlled entities	-	-	2,031,303	484,500
Provision for diminution in investment	-	-	(1,790,868)	-
	-	-	240,435	484,500
Investment in other entities	192,567	192,567	192,567	192,567
Provision for diminution in investment	(192,567)	(192,567)	(192,567)	(192,567)
	-	-	-	-
Total other financial assets net book value	-	-	240,435	484,500

13. PAYABLES

Trade creditors	123,972	156,083	73,891	17,070
Loan from controlled entity	-	-	29,109	-
Other creditors and accruals	26,600	58,861	11,200	29,876
	150,572	214,944	114,200	46,946

14. INTEREST BEARING LIABILITES

Current				
Lease Liabilities (Note 23)	14,661	8,278	5,552	-
Non-current				
Lease Liabilities (Note 23)	28,364	21,392	13,947	-

15. PROVISIONS

Provision for employee entitlements	15,174	29,781	15,174	7,051

The consolidated entity has eight equivalent full time employees as at 30 June 2003 (2002: seven).

16. CONTRIBUTED EQUITY

Share capital				
67,452,348 (2002: 67,452,348) fully paid ordinary shares	4,701,318	4,701,318	4,701,318	4,701,318
Balance at beginning of year	4,701,318	848,204	4,701,318	848,204
Shares issued pursuant to a prospectus	-	4,156,989	-	4,156,989
Capital raising costs	-	(303,875)	-	(303,875)
Balance at end of year	4,701,318	4,701,318	4,701,318	4,701,318

Terms and conditions

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up the Company, ordinary shareholders rank after creditors.

Options

The following options to subscribe for ordinary fully paid shares are outstanding at balance date:

- 56,644,337 options exercisable at 20 cents each on or before 31 December 2005.

No options were granted during the year and no options lapsed during the year.

	CONSOLIDATED		COMPANY	
	2003	2002	2003	2002
	$	$	$	$
17. RESERVES				
Option Premium Reserve	274,731	274,731	274,731	274,731
Option Premium Reserve				
Balance at beginning of year	274,731	87,500	274,731	87,500
Issue of nil [2002: 37,446,237 options] at 0.5 cents each for cash	-	187,231	-	187,231
Balance at end of year	274,731	274,731	274,731	274,731

Nature and purpose of reserve

The option premium reserve records the proceeds from the issue of options over ordinary shares. Upon exercise of these options, amounts recorded in the option premium reserve are transferred to contributed equity. In the event that the options are not exercised, the option premium is treated as a capital gain for capital gains tax purposes.

18. ACCUMULATED LOSSES				
Balance at beginning of year	2,456,539	93,807	2,102,634	16,531
Net loss attributable to members of the parent entity	1,412,606	2,362,732	1,775,158	2,086,103
Balance at end of year	3,869,145	2,456,539	3,877,792	2,102,634

19. OUTSIDE EQUITY INTERESTS

	CONSOLIDATED	
	2003	2002
	$	$
Outside equity interests in controlled entities comprise:		
Interests in accumulated losses at the beginning of the financial year	-	(54,169)
Net adjustment to outside equity interest	(7,243)	-
Interest in opening losses written off	-	54,169
Interest in accumulated losses at the end of the financial year	(7,243)	-

20. SEGMENT INFORMATION

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise cash and interest revenue.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

PRIMARY REPORTING

GEOGRAPHICAL SEGMENTS	AUSTRALIA $		UK $		USA $		ELIMINATIONS $		CONSOLIDATED $	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenue										
External segment revenue	-	-	117,188	131,200	90,105	(20,185)	-	-	207,293	111,015
Inter-segment revenue	-	-	240,000	160,000	-	-	(240,000)	(160,000)	-	-
	-	-	357,188	291,200	90,105	(20,185)	(240,000)	(160,000)	207,293	111,015
Unallocated interest revenue									62,669	108,914
Total Segment Revenue									269,962	219,929
Result										
Segment result	(408,069)	(1,082,865)	(633,443)	(835,102)	(154,338)	(553,679)	-	-	(1,195,850)	(2,471,646)
Unallocated items									(209,513)	108,914
Net loss									(1,405,363)	(2,362,732)
Depreciation and amortisation	(81,362)	(69,687)	(46,630)	(24,116)	(30,684)	(26,154)	-	-	(158,676)	(119,957)
Individually significant items:										
Provision for diminution in investment	(1,790,868)	(192,567)	-	-	-	-	-	-	(1,790,868)	(192,567)
Assets										
Segment assets	511,704	1,940,588	84,531	411,177	319,244	252,681	(1,259,920)	(320,819)	594,660	694,930
Unallocated corporate assets									728,258	2,098,975
Consolidated total assets									1,322,918	2,793,905
Liabilities										
Consolidated total liabilities	(119,764)	(53,997)	(310,728)	(483,037)	(77,797)	(863,592)	299,518	1,126,232	(208,771)	(274,394)

Secondary reporting

Business segments

The principal activity of the consolidated entity is the development, production and marketing of the Mille-Ties technology. More than 90% of the expenses and loss from ordinary activities and segment assets relate to these operations.

21. EARNINGS PER SHARE

	CONSOLIDATED 2003	2002
	$	$
Basic earnings per share (in cents)	(2.07) cents	(3.65) cents
	NUMBER	NUMBER
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	67,452,348	64,718,985

The Company's potential ordinary shares are not considered dilutive and accordingly basic loss per share is the same as diluted loss per share.

22. FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest rate risk exposure

Cash is comprised of funds held in commercial bills of $697,363 (2002: $1,806,000) maturing on 2 July 2003 and paying interest at 30 June 2003 of 4.76% (2002: 4.65%) per annum. Other funds of $63,829 held in cheque and business management accounts during the year earned interest at rates ranging between 0% and 1.3% per annum, depending on account balances.

Other than cash, all of the Company's financial assets are non-interest bearing.

(b) Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties fail to perform as contracted.

The credit risk on financial assets and liabilities of the consolidated entity which have been recognised on the balance sheet, is the carrying amount, net of any provision for doubtful debts.

The consolidated entity is not materially exposed to any individual overseas country or individual customer.

(c) Foreign exchange risk exposure

The consolidated entity is exposed to exchange rate fluctuations due to potential revenues and expenses of the consolidated entity being in both United States dollars and English pounds. Therefore, movements in the rate of exchange between the United States dollar and the Australian dollar as well as between the English pound and the Australian dollar will affect both revenues and expenses denominated in those foreign currencies.

(d) Net fair values of financial assets and liabilities

The financial assets and liabilities included in current assets and liabilities in the balance sheet are carried at amounts that approximate net fair values.

23. COMMITMENTS

Management Commitments

The Company has entered into consultancy agreements with Mr V de Villers and Mr D J Butterworth at a fixed annual fee of $100,000 each for a period of three years, effective from 23 August 2001.

	CONSOLIDATED		COMPANY	
	2003	2002	2003	2002
	$	$	$	$
Non-cancellable operating lease commitments				
Future operating lease commitments not provided for in the financial statements and payable:				
Within one year	2,000	9,188	2,000	9,188
One year or later and no later than five years	-	-	-	-
Less: Future finance lease charges	-	-	-	-
	2,000	9,188	2,000	9,188
Finance lease payment commitments				
Finance lease payment commitments are payable:				
Within one year	18,244	10,103	7,131	-
One year or later and no later than five years	32,629	26,100	15,452	-
Less: Future finance lease charges	(7,848)	(6,533)	(3,084)	-
	43,025	29,670	19,499	-
Lease liabilities provided for in the financial statements:				
Current (Note 14)	14,661	8,278	5,552	-
Non current (Note 14)	28,364	21,392	13,947	-
	43,025	29,670	19,499	-

24. CONTROLLED ENTITIES

Particulars in relation to controlled entities

Parent entity

Millepede International Limited

Controlled entities

	2003	2002	COST OF INVESTMENT
	%	%	$
Millepede Marketing Ltd (UK)	97.0	71.43	1,541,895
Millepede USA Inc	55.9	47.75	489,408

Acquisition of additional equity in controlled entities

During the financial year the Company increased its level of ownership in Millepede Marketing Ltd (UK) ("MMUK") from 71.43% to 97% through its participation in a rights issue of shares in MMUK. The acquisition of the additional shares was effected through the capitalization of partly provided for loans previously advanced to MMUK, consistent with the Company's overall corporate strategy of increasing its interest in marketing companies based in both the USA and the UK. The fair value of assets acquired, equivalent to the written down value of loans capitalized, was as follows:

	2003
Cash assets	14,235
Receivables	34,683
Prepayments	1,204
Inventories	803
Plant and equipment	36,970
Payables	(22,494)
Interest-bearing liabilities	(5,872)
	59,529

During the financial year the Company also increased its level of ownership in Millepede USA Inc ("MUSA") from 47.75% to 55.9%, effected through the capitalization of fully provided for loans previously advanced to MUSA.

25. RELATED PARTY TRANSACTIONS

Directors

The names of each person holding the position of Director at Millepede International Ltd during the year are:

Mr V de Villers
Mr J Butterworth
Mr R Badnall
Mr G Tetley
Mr B Sergeant
Mr J Nemcovsky
Mr K Judge
Mr N Lee-Brown

Directors' holdings of shares and share options

The aggregate number of shares and share options held by Directors and their Director related entities are:

	CONSOLIDATED		COMPANY	
	2003	2002	2003	2002
Ordinary shares(1)	34,766,667	34,766,667	34,766,667	34,766,667
Options over ordinary shares exercisable at $0.20 on or before 31 December 2005(1)	18,428,920	18,178,920	18,428,920	18,178,920

(1) Millepede Holdings Ltd is the majority shareholder of Millepede International Ltd, with a 50.6% interest (34,113,334 shares). One of the directors of the Company, Mr V de Villers, has a relevant interest of approximately 19.8% in Millepede Holdings Ltd via shareholdings by entities under his control.

Directors' transactions with the Company or its controlled entities

A number of directors of the Company, or their director-related entities, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities.

The terms and conditions of the transactions with directors and their director-related entities were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non director-related entities on an arm's-length basis.

The aggregate amounts recognised during the year relating to directors and their director-related entities were as follows:

		CONSOLIDATED		COMPANY	
DIRECTOR	TRANSACTION	2003	2002	2003	2002
J Butterworth	Marketing	-	-	-	14,905
J Nemcovsky	Inventory purchases	-	-	-	-
J Nemcovsky	Administration and management support	-	-	55,000	55,000

The Company has entered into consultancy agreements with Mr V de Villers and Mr J Butterworth at a fixed annual fee of $100,000 each for a period of three years, commencing on 23 August 2001.

Partly-owned controlled entities

Details of the Company's interest in partly-owned controlled entities are set out in Note 24. Details of dealings with these entities are set out below:

	CONSOLIDATED		COMPANY	
	2003	2002	2003	2002
	$	$	$	$
Receivables from controlled entities				
Non-current				
Millepede UK	-	-	-	734,882
Millepede USA	-	-	239,690	377,269
Payables to controlled entities				
Non-current				
Millepede UK	-	-	29,109	-

26. DIRECTORS' REMUNERATION

Total income paid or payable, or otherwise made available, to all Directors of the Company from the consolidated entity are:	269,650	261,743	269,650	261,743

The number of Directors of the Company during the year whose income from the Company falls within the following bands:

	NO. OF DIRECTORS		NO. OF DIRECTORS	
	2003	2002	2003	2002
$0-$9,999	2	1	2	1
$10,000-$19,999	1	-	1	-
$20,000-$29,999	-	1	-	1
$30,000-$39,999	1	1	1	1
$90,000-$99,999	-	1	-	1
$100,000-$109,999	2	1	2	1

27. NOTES TO THE STATEMENT OF CASH FLOWS

	CONSOLIDATED		COMPANY	
	2003	2002	2003	2002
	$	$	$	$

(a) Reconciliation of cash

Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	CONSOLIDATED 2003 $	CONSOLIDATED 2002 $	COMPANY 2003 $	COMPANY 2002 $
Cash assets	761,192	2,104,737	728,258	2,098,975

(b) Reconciliation of loss from ordinary activities after income tax to net cash used in operating activities

	CONSOLIDATED 2003 $	CONSOLIDATED 2002 $	COMPANY 2003 $	COMPANY 2002 $
Loss after income tax	(1,405,363)	(2,308,563)	(1,775,158)	(2,086,103)
Add/(less) non-cash items				
Amortisation of goodwill	-	495,727	-	-
Provision for diminution in investments	-	192,567	1,790,868	192,567
Amortisation of patents, trademarks	76,788	69,687	76,788	69,687
Depreciation of plant and equipment	81,888	50,271	4,574	-
Provision for non-recoverability of inter-company loans	-	-	(871,076)	1,112,151
Profit on sale of non-current assets	(176)			
Amounts set aside to provisions	(14,607)	29,502	8,123	7,051
Net cash used in ordinary activities before change in assets and liabilities	(1,261,470)	(1,470,809)	(765,881)	(704,647)
Change in assets and liabilities				
Decrease/(increase) in receivables	(15,387)	104,717	3,973	14,183
Decrease/(increase) in inventories	10,108	(10,255)	-	-
Decrease in prepayments	11,014	12,522	12,477	12,522
Increase/(decrease) in accounts payable	(53,804)	(260,633)	48,723	(10,875)
Net cash used in operating activities	(1,309,539)	(1,624,458)	(700,708)	(688,817)

28. EVENTS SUBSEQUENT TO BALANCE DATE

On 19 September 2003, the Company announced the successful completion of a capital raising of $1,892,500 through the issue of 6,308,333 ordinary fully paid shares at an issue price of 30 cents per share. Transaction costs of $94,625 arising from the issue were incurred.

The financial effect of this transaction has not been brought to account in the financial statements for the year ended 30 June 2003.

STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188

Facsimile: (08) 9321 1204

e-mail: australia@stanton.com.au

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF MILLEPEDE INTERNATIONAL LIMITED

SCOPE

We have audited the financial report of Millepede International Ltd (the Company) for the financial year ended 30 June 2003 as set out on pages 10 to 26. The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the year's end or from time to time during the financial year. The Company's directors are responsible for the preparation of the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements in Australia and the Corporations Act 2001 so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of Millepede International Ltd is in accordance with:

a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the financial year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

REALISATION OF ASSETS AND INVESTMENTS

Without qualification to the audit opinion expressed above, attention is drawn to the following matters:

Included in the Statement of Financial Position are intangible assets of $250,835. The recoverability of such assets is dependent on the successful commercial exploitation of the underlying intellectual property owned by the Company to generate profits in excess of the current carrying values of the intangibles.

In the event the Company is not successful in commercially exploiting its marketing rights or cannot raise further funds, the realisable value of the Company's non-current assets may be less than their current carrying.

STANTON PARTNERS

Stanton Partners

J P Van Dieren
Partner

Perth, Western Australia
30 September 2003

SHAREHOLDER INFORMATION

The 20 largest registered holders of each class of security as at 30 September 2003 were:

Fully paid ordinary shares

Name	No. of Shares	%
1. Millepede Holdings Limited	34,113,334	46.25
2. National Nominees Limited	4,940,152	6.70
3. Profit & Resource Management Pty Ltd	2,600,000	3.52
4. Mr James John del Piano	2,450,000	3.32
5. BB Nominees Pty Ltd	1,756,626	2.38
6. Mr Vincent Paul de Villers	653,333	0.89
7. Lotus Consulting (BVI) Ltd	600,000	0.81
8. M & R Management Pty Ltd	600,000	0.81
9. Commonwealth Custodial Services Limited	584,000	0.79
10. Kalrock Holdings Pty Ltd	487,000	0.66
11. Gold Spring Ltd	450,000	0.61
12. Mr Vince Truda	350,000	0.47
13. Parmelia Pty Ltd	340,000	0.46
14. Planmoor Investments Pty Ltd	333,334	0.45
15. Parmelia Pty Ltd	330,000	0.45
16. Nasuti Pty Ltd	325,200	0.44
17. Criterion Properties Ltd	320,000	0.43
18. Mrs Janet Mercer	300,468	0.41
19. Mr Patrick Volpe	300,000	0.41
20. Holdex Nominees Pty Ltd	286,050	0.39
	52,119,497	70.65

31 December 2005 options

NAME	NO. OF OPTIONS	%
1. Millepede Holdings Limited	17,500,000	30.89
2. Katarina Corporation Pty Ltd	2,320,000	4.10
3. Trayburn Pty Limited	1,800,000	3.18
4. Planmoor Investments Pty Ltd	1,562,500	2.76
5. Mrs Ancharee Ruber	1,122,500	1.98
6. Mr Enzo Almonte	1,000,000	1.77
7. Gold Spring Ltd	984,184	1.74
8. Holdex Nominees Pty Ltd	900,000	1.59
9. Mrs Rita Marie Friedrich	770,000	1.36
10. Tower Trust Limited	714,673	1.26
11. Mr John Della Bosca & Mrs Jonina Della Bosca	700,000	1.24
12. Trump Wise Investment Limited	700,000	1.24
13. Mr John Butterworth	678,920	1.20
14. Professional Payment Services Pty Ltd	650,000	1.15
15. Seven High Pty Ltd	550,687	0.97
16. Ohmax Pty Ltd	509,000	0.90
17. Mr Vince Truda	500,000	0.88
18. Loncode Pty Limited	478,750	0.85
19. Mr James David Barker & Mrs Theresa Anne Barker	450,000	0.79
20. Nasuti Pty Ltd	440,000	0.78
	34,331,214	60.63

Distribution schedule of share and optionholders

Shares Range	**Holders**	**Units**	**%**
1 -1,000	9	4,794	0.01
1,001 - 5,000	61	221,896	0.30
5,001 - 10,000	154	1,437,833	1.95
10,001 - 100,000	357	13,502,590	18.30
100,001 -Over	58	58,593,567	79.44
Total	**639**	**73,760,680**	**100.00**

Options Range

	Holders	**Units**	**%**
1 -1,000	4	2,344	0.00
1,001 - 5,000	116	362,525	0.64
5,001 - 10,000	59	440,695	0.78
10,001 - 100,000	207	9,338,206	16.49
100,001 -Over	74	46,500,567	82.09
Total	**460**	**56,644,337**	**100.00**

Substantial shareholders

The details of substantial shareholders as set out in notices given to the Company are set out below:

	Number	**%**
Millepede Holdings Limited	34,113,334	50.57
Acorn Capital Limited	5,756,673	7.80

Holders of unmarketable parcel of shares

Holding less than a marketable parcel of ordinary shares (being 1,471 shares as at 30 September 2003).

Holders	Units
10	6,194

Restricted securities

The Company currently has no restricted securities.

On-market buy-back

There is no current on-market buy-back.

Voting Rights

The voting rights attaching to ordinary fully paid shares are:

At shareholder meetings, on a show of hands every member present in person or by proxy shall have one vote, and upon a poll each share shall have one vote.

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MILLEPEDE INTERNATIONAL LIMITED

219 - 221 York Street

Subiaco Western Australia 6008

Telephone (08) 9382 1311

Facsimile (08) 9382 1322